March 29, 2016

By EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attention:     Mr. Jim B. Rosenberg,
Senior Assistant Chief Accountant

Re:	Principal Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 10, 2016
File No. 001-16725

Dear Mr. Rosenberg:

On behalf of Principal Financial Group, Inc., this letter responds to the comments of the Division of Corporation Finance of the Securities and Exchange Commission contained in your letter dated March 15, 2016, concerning the company’s annual report on Form 10-K, referenced above. In order to facilitate your review of our responses, we have repeated your comments in bold in numerical order, immediately followed by our responses in plain text.

Management's Discussion and Analysis
Results of Operations, page 44

1.	Throughout this section including results of operations by segment in cases where you list more than one factor for a change, please provide us an analysis that quantifies each factor.

RESPONSE:

Please see the attached appendix in which we have inserted amounts for variances in results of operations for total company and results of operations by segment when such variances are caused by more than one factor.

Financial Statements
Note 10. Income Taxes, page 135

2. Please tell us the amount of income before income tax expense for domestic versus foreign operations for each period presented, and tell us why you do not provide this disclosure as required by rule 4-08(h) of Regulation S-X.

RESPONSE:

While the requested information was not directly presented in table form within the referenced Income Taxes note to the financial statements, pre-tax operating earnings and income tax expense are presented by segment in Note 16, Segment Information, on pages 176 and 177. The Principal International segment represents the material foreign operations of Principal Financial Group, Inc. We acknowledge providing a summary table of this information within Note 10, Income Taxes, simplifies and enhances disclosure. We propose to incorporate the following information within the Income Taxes note to the financial statements in future annual reports:
Our income before income tax expense from continuing operations includes the following components:

	For the year ended December 31,
	2015	2014	2013
	(in millions)
Domestic	$1,205.3	$1,203.5	$841.2
Foreign	225.5	291.4	282.8
Total income from continuing operations	$1,430.8	$1,494.9	$1,124.0

*    *    *    *    *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure contained in our periodic reports filed pursuant to the Securities Exchange Act of 1934, and that your comments or our changes to disclosure in response to your comments do not foreclose the Commission from taking any action with respect to our reports. Further, we acknowledge that we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have completed your review of our response, please call me if you have any questions or comments.

Sincerely,

/s/ Terrance J. Lillis

Terrance J. Lillis
Executive Vice President and Chief Financial Officer
(515) 247-4885

cc:    Joel Parker (Securities and Exchange Commission)
Lisa Vanjoske (Securities and Exchange Commission)

APPENDIX

Results of Operations

The following table presents summary consolidated financial information for the years indicated:

	For the year ended December 31,			Increase (decrease)
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013

	(in millions)
Revenues:
Premiums and other considerations	$5,310.3	$3,722.9	$3,154.1	$1,587.4	$568.8
Fees and other revenues	3,653.1	3,482.1	3,222.2	171.0	259.9
Net investment income	3,052.1	3,257.9	3,138.4	(205.8)	119.5
Net realized capital gains (losses), excluding impairment losses on available-for-sale securities	(20.9)	92.7	(109.2)	(113.6)	201.9
Net other-than-temporary impairment (losses) recoveries on available-for-sale securities	(0.8)	23.8	(91.5)	(24.6)	115.3
Other-than-temporary impairment losses on fixed maturities available-for-sale reclassified from other comprehensive income	(29.4)	(101.8)	(24.5)	72.4	(77.3)
Net impairment losses on available-for-sale securities	(30.2)	(78.0)	(116.0)	47.8	38.0
Net realized capital gains (losses)	(51.1)	14.7	(225.2)	(65.8)	239.9
Total revenues	11,964.4	10,477.6	9,289.5	1,486.8	1,188.1
Expenses:
Benefits, claims and settlement expenses	6,697.7	5,231.0	4,683.6	1,466.7	547.4
Dividends to policyholders	163.5	177.4	189.0	(13.9)	(11.6)
Operating expenses	3,672.4	3,574.3	3,292.9	98.1	281.4
Total expenses	10,533.6	8,982.7	8,165.5	1,550.9	817.2
Income before income taxes	1,430.8	1,494.9	1,124.0	(64.1)	370.9
Income taxes	177.6	318.5	187.9	(140.9)	130.6
Net income	1,253.2	1,176.4	936.1	76.8	240.3
Net income attributable to noncontrolling interest	19.2	32.3	23.4	(13.1)	8.9
Net income attributable to Principal Financial Group, Inc.	1,234.0	1,144.1	912.7	89.9	231.4
Less:
Preferred stock dividends	16.5	33.0	33.0	(16.5)	—
Excess of redemption value over carrying value of preferred shares redeemed	8.2	—	—	8.2	—
Net income available to common stockholders	$1,209.3	$1,111.1	$879.7	$98.2	$231.4

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Income Available to Common Stockholders

Net income available to common stockholders increased primarily due to a $105.2 million change in deferred tax balances related to the merger of two of our Chilean legal entities, partially offset by net realized capital losses in 2015 as compared to net realized capital gains in 2014 primarily due to $35.9 million after-tax decreased gains on sales of real estate investments and joint venture real estate and a $13.8 million after-tax write-off of unamortized book value on corporate owned real estate in 2015. This was partially offset by a $44.2 million impairment of Liongate, an equity method investment, in 2014.

Total Revenues

Premiums increased $1,426.9 million for the Retirement and Income Solutions segment primarily due to higher sales of single premium group and individual annuities with life contingencies. The single premium group product, which is typically used to fund defined benefit plan terminations, can generate large premiums from very few customers and therefore premiums tend to vary from period to period.

Fee revenues increased $88.5 million for the Principal Global Investors segment primarily due to higher management fee revenue as a result of increased AUM. Fee revenues increased $52.9 million for the Corporate segment primarily due to income on a tax indemnification.

Net investment income decreased $110.7 million primarily due to lower investment yields and decrease in prepayments on invested assets and cash in our U.S. Operations. In addition, net investment income decreased $85.6 million due to the weakening of the Latin American currencies against the U.S. dollar, $48.8 million due to lower inflation-based investment returns on average invested assets and cash as a result of lower inflation in Chile and $20.9 million due to unfavorable market changes on our required regulatory investment in the pension funds of our Chilean pension company. For additional information, see “Investments - Investment Results.”

Net realized capital gains (losses) can be volatile due to other-than-temporary impairments of invested assets, mark-to-market adjustments of certain invested assets and our decision to sell invested assets. We had net realized capital losses in 2015 as compared to net realized capital gains in 2014 primarily due to $55.2 million decreased gains on sales of real estate investments and joint venture real estate, a $21.2 million write-off of unamortized book value on corporate owned real estate in 2015 and $14.0 million of increased losses on derivatives not designated as hedging instruments. This was partially offset by a $44.2 million impairment of Liongate, an equity method investment, in 2014. For additional information, see “Investments - Investment Results.”

Total Expenses

Benefits, claims and settlement expenses increased $1,391.5 million for the Retirement and Income Solutions segment primarily due to an increase in reserves resulting from higher sales of single premium group and individual annuities with life contingencies.

Operating expenses increased $64.5 million for the Retirement and Income Solutions segment primarily due to a $30.6 million unfavorable DAC unlocking associated with the review and update of our actuarial assumptions in 2015 and a $26.5 million increase in staff related costs including pension and OPEB. Operating expenses increased $48.1 million for the Principal Global Investors segment primarily due to expenses supporting growth in the business.

Income Taxes

The effective income tax rates were 12% and 21% for the years ended December 31, 2015 and 2014, respectively. The effective income tax rate for the year ended December 31, 2015, was lower than the U.S. statutory rate of 35% (“U.S. statutory rate”) primarily due to 11% from income tax deductions allowed for corporate dividends received, 7% from a change in deferred tax balances related to the merger of two of our Chilean legal entities and 2% from the presentation of taxes on our share of earnings generated from equity method investments reflected in net investment income, partially offset

3% by the negative impact of a court ruling on some uncertain tax positions. The effective income tax rate for the year ended December 31, 2014, was lower than the U.S. statutory rate primarily due to 10% from income tax deductions allowed for corporate dividends received, 2% from the presentation of taxes on our share of earnings generated from equity method investments reflected in net investment income and 2% from tax credits, partially offset 4% by an increase in net deferred tax liabilities resulting from the third quarter 2014 enactment of tax legislation in Chile. The effective income tax rate decreased to 12% from 21% for the years ended December 31, 2015 and 2014, respectively, primarily due to a 7% change in deferred tax balances related to the merger of two of our Chilean legal entities and a 4% change in net deferred tax liabilities resulting from the third quarter 2014 enactment of tax legislation in Chile not replicated in 2015, partially offset 3% by the negative impact of a court ruling on some uncertain tax positions.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Income Available to Common Stockholders

Net income available to common stockholders increased primarily due to $258.0 million from double digit earnings growth in all of the segments, $78.7 million lower net realized capital losses associated with derivatives not designated as hedging instruments and $57.6 million of gains on fixed maturities. These increases were partially offset by a $58.1 million increase in net deferred tax liabilities resulting from the third quarter 2014 enactment of tax legislation in Chile and the $47.5 million impact of a court ruling on some uncertain tax positions in the second quarter of 2014.

Total Revenues

Premiums increased $539.0 million for the Retirement and Income Solutions segment primarily due to higher sales of single premium group and individual annuities with life contingencies.

Fee revenues increased $138.6 million for the Retirement and Income Solutions segment primarily due to higher fees stemming from an increase in average account values, which resulted from positive equity market performance and growth in the business. Fee revenue increased $74.4 million for the Principal Global Investors segment primarily due to $113.8 million higher management fee revenue due to increased AUM. The increase in management fee revenue was partially offset by a $48.4 million decrease in performance fees primarily seen in alternative strategies.

Net investment income increased $168.3 million due to higher inflation-based investment returns on average invested assets and cash as a result of higher inflation in Chile and $34.4 million due to favorable market changes on our required regulatory investment in the pension funds of our Chilean pension company. These increases were partially offset $67.7 million by the weakening of the Chilean peso against the U.S. dollar and $24.4 million by lower yields on average invested assets and cash in our U.S. operations. For additional information, see “Investments - Investment Results.’’

Net realized capital gains (losses) can be volatile due to other-than-temporary impairments of invested assets, mark-to-market adjustments of certain invested assets and our decision to sell invested assets. Net realized capital gains (losses) improved $121.0 million due to lower losses on derivatives not designated as hedging instruments and $88.6 million of gains on fixed maturities. For additional information, see ‘‘Investments - Investment Results.’’

Total Expenses

Benefits, claims and settlement expenses increased $463.5 million for the Retirement and Income Solutions segment primarily due to an increase in reserves resulting from higher sales of single premium group and individual annuities with life contingencies.

Operating expenses increased $115.0 million for the U.S. Insurance Solutions segment primarily due to DAC unlocking associated with actuarial model and assumption updates in 2014. Operating expenses increased $113.2 million for the Retirement and Income Solutions segment primarily due to $20.1 million higher sub-advisory fee costs stemming from an increase in average account values, which resulted from positive equity market performance, a $21.3 million increase in non-deferrable distribution costs and an $88.8 million increase in DAC amortization related to individual annuities.

Income Taxes

The effective income tax rates were 21% and 17% for the years ended December 31, 2014 and 2013, respectively. The effective income tax rate for the year ended December 31, 2014 was lower than the U.S. statutory rate primarily due to 10% from income tax deductions allowed for corporate dividends received, 2% from the presentation of taxes on our share of earnings generated from equity method investments reflected in net investment income and 2% from tax credits, partially offset 4% by an increase in net deferred tax liabilities resulting from the third quarter 2014 enactment of tax legislation in Chile. The effective income tax rate for the year ended December 31, 2013, was lower than the U.S. statutory rate primarily due to 10% from income tax deductions allowed for corporate dividends received, 3% from the presentation of taxes on our share of earnings generated from equity method investments in net investment income and 2% from lower tax rates of foreign jurisdictions. The effective income tax rate increased to 21% from 17% for the years ended December 31, 2014 and 2013, respectively, primarily due to a 4% increase in net deferred tax liabilities resulting from the third quarter 2014 enactment of tax legislation in Chile.

Results of Operations by Segment

For results of operations by segment see Item 8. “Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 16, Segment Information.”

Retirement and Income Solutions Segment

Retirement and Income Solutions Trends

Several key factors impact revenue and earnings growth in the Retirement and Income Solutions segment. These factors include: the ability of our distribution channels to generate new sales and retain existing business; pricing decisions that take account of competitive conditions, persistency, investment returns, mortality trends, and operating expense levels; investment management performance; equity market returns and interest rate changes. Profitability ultimately depends on our ability to price products and invest assets at a level that enables us to earn a margin over the cost of providing benefits and the expense of acquiring and administering those products.

Net revenue is a key metric used to understand Retirement and Income Solutions earnings growth. Net revenue is defined as operating revenues less benefits, claims and settlement expenses less dividends to policyholders. Net revenue from Retirement and Income Solutions - Fee is primarily fee based and is impacted by changes in the equity markets. Net revenue from Retirement and Income Solutions - Spread is driven by the difference between investment income earned on the underlying general account assets and the interest rate credited to the contracts. Retirement and Income Solutions - Fee net revenue has grown due to improvement in the equity markets as well as growth in the block of business. Retirement and Income Solutions - Spread net revenue has decreased due to a decline in variable investment income.

The following table presents the Retirement and Income Solutions segment net revenue for the years indicated:

	For the year ended December 31,			Increase (decrease)
	2,015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(in millions)
Net revenue:
Retirement and Income Solutions - Fee	$1,573.5	$1,563.7	$1,388.8	$9.8	$174.9
Retirement and Income Solutions - Spread	437.6	470.2	496.4	(32.6)	(26.2)
Total Retirement and Income Solutions	$2,011.1	$2,033.9	$1,885.2	$(22.8)	$148.7

Retirement and Income Solutions Segment Summary Financial Data

The following table presents certain summary financial data relating to the Retirement and Income Solutions segment for the years indicated:

	For the year ended December 31,			Increase (decrease)
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(in millions)
Operating revenues:
Premiums and other considerations	$3,011.4	$1,584.5	$1,045.5	$1,426.9	$539.0
Fees and other revenues	1,338.8	1,309.7	1,171.1	29.1	138.6
Net investment income	1,816.7	1,905.5	1,995.9	(88.8)	(90.4)
Total operating revenues	6,166.9	4,799.7	4,212.5	1,367.2	587.2
Expenses:
Benefits, claims and settlement expenses, including dividends to policyholders	4,155.8	2,765.8	2,327.3	1,390.0	438.5
Operating expenses	1,271.0	1,182.7	1,132.7	88.3	50.0
Total expenses	5,426.8	3,948.5	3,460.0	1,478.3	488.5

Pre-tax operating earnings	$740.1	$851.2	$752.5	$(111.1)	$98.7

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Pre-Tax Operating Earnings

Pre-tax operating earnings decreased $85.0 million in our Fee business primarily due to a $36.5 million unfavorable DAC unlocking associated with the review and update of our actuarial assumptions in 2015 and a $20.2 million increase in staff related costs including pension and OPEB. Pre-tax operating earnings decreased $26.1 million in our Spread business primarily due to a decrease in variable investment income resulting from a decline in loan prepayment activity and associated fees.

Net Revenue

Net revenue decreased $32.6 million in our Spread business primarily due to a decrease in variable investment income resulting from a decline in loan prepayment activity and associated fees. Net revenue increased $9.8 million in our Fee business primarily due to higher fees stemming from growth in the business and an increase in average account values.

Operating Expenses

Operating expenses increased $94.8 million in our Fee business primarily due to a $36.5 million unfavorable DAC unlocking associated with the review and update of our actuarial assumptions in 2015 and a $20.2 million increase in staff related costs including pension and OPEB.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Pre-Tax Operating Earnings

Pre-tax operating earnings increased $127.5 million in our Fee business primarily due to higher fees stemming from an increase in average account values, which resulted from positive equity market performance and growth in the business. Pre-tax operating earnings decreased $28.8 million in our Spread business primarily due to a decrease in net interest margin.

Net Revenue

Net revenue increased $174.9 million in our Fee business primarily due to higher fees stemming from an increase in average account values, which resulted from positive equity market performance and growth in the business.

Operating Expenses

Operating expenses increased $47.4 million in our Fee business primarily due to $20.1 million higher sub-advisory fee costs stemming from an increase in average account values, which resulted from positive equity market performance, a $15.5 million increase in non-deferrable distribution costs and a $17.5 million increase in DAC amortization related to individual variable annuities.

Principal Global Investors Segment

Principal Global Investors Trends

Our overall AUM increased $18.1 billion in 2015 due to continued strong portfolio management as well as positive net cash flows resulting from strong distribution results. We also continue to expand our global presence and experience success in winning institutional asset management mandates and other deposits.

The following table provides a summary of Principal Global Investors’ affiliated, institutional and retail AUM as of the years indicated:

	Affiliated	Institutional	Retail	Total
As of	AUM	AUM	AUM	AUM

	(in billions)
December 31, 2015	$164.0	$122.0	$74.8	$360.8
December 31, 2014	157.5	114.0	71.2	342.7
December 31, 2013	147.6	109.4	61.8	318.8

Principal Global Investors Segment Summary Financial Data

AUM is a key indicator of earnings growth for the Principal Global Investors segment, as AUM is the base by which we generate revenues. Net cash flow and market performance are the two main drivers of AUM growth. Net cash flow reflects our ability to attract and retain client deposits. Market performance reflects equity, fixed income, real estate and other alternative investment market performance. The percentage growth in revenues of the segment will generally track with the percentage growth in AUM. This trend may vary due to changes in business and/or product mix.

The following table presents the AUM rollforward for assets managed by Principal Global Investors for the periods indicated:

	For the year ended December 31,
	2015	2014	2013

	(in billions)
AUM, beginning of period	$342.7	$318.8	$283.7
Net cash flow (1)	15.5	6.4	7.6
Investment performance (2)	0.6	19.9	29.2
Other (3)	0.1	(2.4)	(3.1)
Operations acquired (4)	1.9	—	1.4
AUM, end of period	$360.8	$342.7	$318.8

(1)	Positive net cash flows are primarily due to continued strong distribution results.

(2)	Variations in investment performance are primarily the result of fluctuations in market performance over time.

(3)	Primarily reflects the transfer of assets between managers and the effect of exchange rates in 2014 and the transfer of cash needed for the Cuprum acquisition in 2013.

(4)	Reflects assets managed by Principal Global Investors resulting from the acquisition of AXA’s MPF and ORSO pension business in September 2015 and the acquisition of Liongate in May 2013.

The following table presents certain summary financial data relating to the Principal Global Investors segment for the years indicated:

	For the year ended December 31,			Increase (decrease)
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(in millions)
Operating revenues:
Fees and other revenues	$1,335.4	$1,246.9	$1,172.5	$88.5	$74.4
Net investment income	8.1	10.5	17.2	(2.4)	(6.7)
Total operating revenues	1,343.5	1,257.4	1,189.7	86.1	67.7
Expenses:
Total expenses	950.6	894.9	883.5	55.7	11.4

Pre-tax operating earnings attributable to noncontrolling interest	4.4	12.4	16.6	(8.0)	(4.2)
Pre-tax operating earnings	$388.5	$350.1	$289.6	$38.4	$60.5

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014
Pre-Tax Operating Earnings
Pre-tax operating earnings increased due to $91.0 million higher management fee revenue as a result of increased AUM, approximately $10.0 million higher net performance fees primarily realized in our real estate business and $8.5 million from our increased ownership in Columbus Circle Investors. These increases were partially offset $70.0 million by increased expenses to support our business.
Year Ended December 31, 2014 Compared to Year Ended December 31, 2013
Pre-Tax Operating Earnings
Pre-tax operating earnings increased due to $113.8 million higher management fee revenue as a result of increased AUM and $4.3 million from our increased ownership in Columbus Circle Investors. These increases were partially offset by an approximately $7.0 million decrease in performance fees primarily in our alternative strategies as well as $52.6 million of expense increases to support our business.
Principal International Segment

Principal International Trends

Our Principal International businesses focus on countries with growing middle classes, favorable demographics and increasing long-term savings, ideally with defined contribution retirement markets. With variations depending upon the specific country, we have targeted these markets for sales of retirement and related products and services, including mutual funds, asset management, income annuities and life insurance accumulation products to businesses and individuals.

We have pursued our international strategy through a combination of acquisitions, start-up operations and joint ventures, which require infusions of capital consistent with our strategy of long-term growth and profitability.

Principal International Segment Summary Financial Data

AUM is generally a key indicator of earnings growth for the segment, as AUM is the base by which we can generate local currency profits. The Cuprum business in Chile differs in that the majority of fees are collected with each deposit by the mandatory retirement customers, based on a capped salary level, as opposed to asset levels. Net customer cash flow and market performance are the two main drivers of local currency AUM growth. Net customer cash flow reflects our ability to attract and retain client deposits. Market performance reflects the investment returns on our underlying AUM. Our financial results are also impacted by fluctuations of the foreign currency to U.S. dollar exchange rates for the countries in which we have business. AUM of our foreign subsidiaries is translated into U.S. dollar equivalents at the end of the reporting period using the spot foreign exchange rates. Revenue and expenses for our foreign subsidiaries are translated into U.S. dollar equivalents at the average foreign exchange rates for the reporting period.

The following table presents the Principal International segment AUM rollforward for the years indicated:

	For the year ended December 31,
	2015	2014	2013

	(in billions)
AUM, beginning of period	$114.6	$104.5	$69.3
Net cash flow (1)	9.3	13.1	8.5
Investment performance (2)	7.7	11.0	3.6
Operations acquired (3)	4.0	—	34.3
Effect of exchange rates	(27.3)	(13.5)	(11.1)
Other (4)	1.6	(0.5)	(0.1)
AUM, end of period	$109.9	$114.6	$104.5

(1)	Positive net cash flows are primarily due to continued strong distribution results.

(2)	Variations in investment performance are primarily the result of fluctuations in market performance over time.

(3)	Reflects the acquisition of AXA’s MPF and ORSO pension business in September 2015, Finansa Asset Management Limited in January 2015 and Cuprum in February 2013.

(4)	Includes $1.9 billion transfer of CIMB-Principal Islamic Asset Management Sdn. Bhd from Principal Global Investors in April 2015.

Net revenue is a key metric used to understand the earnings growth for the Principal International segment. The following table presents the net revenue of the Principal International segment for the years indicated.

	For the year ended December 31,			Increase (decrease)
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(in millions)

Net revenue	$655.6	$717.0	$633.8	$(61.4)	$83.2

Net revenue decreased in 2015 as compared to 2014 primarily due to $119.6 million from the weakening of the Latin American currencies against the U.S. dollar partially offset by $41.0 million higher earnings in our equity method investment in Brazil. Net revenue increased in 2014 as compared to 2013 primarily due to $76.5 million from the acquisition and growth of our Chilean pension company and $34.4 million from favorable market changes on our required regulatory investment in the pension funds in Chile. These increases were partially offset $51.2 million by the weakening of the Chilean peso against the U.S. dollar.

The following table presents certain summary financial data relating to the Principal International segment for the years indicated:

	For the year ended December 31,			Increase (decrease)
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(in millions)
Operating revenues:
Premiums and other considerations	$252.9	$225.7	$291.6	$27.2	$(65.9)
Fees and other revenues	401.8	438.9	404.4	(37.1)	34.5
Net investment income	565.9	665.2	505.2	(99.3)	160.0
Total operating revenues	1,220.6	1,329.8	1,201.2	(109.2)	128.6
Expenses:
Benefits, claims and settlement expenses	565.0	612.8	567.4	(47.8)	45.4
Operating expenses	387.6	361.8	333.9	25.8	27.9
Total expenses	952.6	974.6	901.3	(22.0)	73.3

Pre-tax operating earnings (losses) attributable to noncontrolling interest	(3.3)	2.5	5.5	(5.8)	(3.0)
Pre-tax operating earnings	$271.3	$352.7	$294.4	$(81.4)	$58.3

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Pre-Tax Operating Earnings

Pre-tax operating earnings decreased primarily due to $67.7 million from the weakening of the Latin American currencies against the U.S. dollar, $19.9 million due to unfavorable market changes on our required regulatory investment in the pension funds of our Chilean pension company and $18.5 million from the intangible asset impairments in our mutual fund company in Brazil in third quarter 2015. These were partially offset $56.1 million by higher earnings in our equity method investments in Brazil and China.

Operating Revenues

Premiums increased primarily due to $64.2 million higher sales of single premium annuities with life contingencies in Chile partially offset $36.9 million by the weakening of the Chilean peso against the U.S. dollar.

Fees and other revenues decreased primarily due to $56.3 million from the weakening of the Latin American currencies against the U.S. dollar. This decrease was partially offset by $13.6 million higher fees from higher average AUM in Hong Kong following the AXA acquisition in September 2015 and $8.6 million higher fees in Chile.

Net investment income decreased primarily due to $107.8 million from the weakening of the Latin American currencies against the U.S. dollar, $48.8 million due to lower inflation-based investment returns on average invested assets and cash as a result of lower inflation in Chile and $20.9 million due to unfavorable market changes on our required regulatory investment in the pension funds of our Chilean pension company. These were partially offset by $54.4 million higher earnings in our equity method investments in Brazil and China and $14.1 million higher investment income in Hong Kong following the AXA acquisition in September 2015.

Total Expenses

Benefits, claims and settlement expenses decreased in Chile primarily due to $77.8 million from the weakening of the Chilean peso against the U.S. dollar and a $44.3 million decrease in the change in reserves due to lower inflation-based interest crediting rates to customers partially offset by $73.1 million higher sales of single premium annuities with life contingencies.

Operating expenses increased primarily due to the intangible asset impairments in our mutual fund company in Brazil in third quarter 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Pre-Tax Operating Earnings

Pre-tax operating earnings increased primarily due to $45.1 million from the acquisition and growth of our Chilean pension company and $33.8 million due to favorable market changes on our required regulatory investment in the pension funds of our Chilean pension company. These increases were partially offset $28.0 million by the weakening of the Chilean peso against the U.S. dollar.

Operating Revenues

Premiums decreased in Chile primarily due to $33.7 million from the weakening of the Chilean peso against the U.S. dollar and $32.2 million lower sales of single premium annuities with life contingencies.

Fees and other revenues increased primarily due to $74.9 million from the acquisition and growth of our pension company in Chile partially offset $35.5 million by the weakening of the Chilean peso against the U.S. dollar.

Net investment income increased primarily due to $168.3 million from higher inflation-based investment returns on average invested assets and cash as a result of higher inflation in Chile and $34.4 million due to favorable market changes on our required regulatory investment in the pension funds of our Chilean pension company partially offset $70.8 million by the weakening of the Chilean peso against the U.S. dollar.

Total Expenses

Benefits, claims and settlement expenses increased in Chile primarily due to $152.9 million from higher inflation-based interest crediting rates to customers partially offset by $20.3 million lower sales of single premium annuities with life contingencies and $88.8 million from the weakening of the Chilean peso against the U.S. dollar.

Operating expenses increased primarily due to $33.0 million from the acquisition and growth of our Chilean pension company and $13.1 million due to higher Principal International infrastructure costs partially offset $22.6 million by the weakening of the Chilean peso against the U.S. dollar.

U.S. Insurance Solutions Segment

Several key drivers impact earnings growth in the U.S. Insurance Solutions segment. The ability of our distribution channels to generate new sales and retain existing business drives growth in our premium and fees. Our earnings growth also depends on our ability to price our products at a level that enables us to earn a margin over the cost of providing benefits and the expense of acquiring and administering those products. Factors impacting pricing decisions include competitive conditions, economic trends, persistency, our ability to assess and manage trends in mortality and morbidity and our ability to manage operating expenses.

U.S. Insurance Solutions Insurance Trends

Premium and fees are a key metric for growth in the U.S. Insurance Solutions segment. We receive premiums on our specialty benefits insurance products as well as our traditional life insurance products. Fees are generated from our specialty benefits fee-for-service products as well as our universal life and variable universal life insurance products.

Premium and fees are influenced by economic, industry and regulatory trends. In our specialty benefits insurance business, premium and fees growth is a result of strong sales and retention, as well as continued in-group growth. In our individual life insurance business, we have intentionally decreased sales of certain interest sensitive products in favor of more traditional products due to the low interest rate environment.

The following table presents the U.S. Insurance Solutions segment premium and fees for the years indicated:

	For the year ended December 31,			Increase (decrease)
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(in millions)
Premium and fees:
Specialty benefits insurance	$1,732.6	$1,591.4	$1,492.7	$141.2	$98.7
Individual life insurance	966.1	935.7	907.1	30.4	28.6

U.S. Insurance Solutions Segment Summary Financial Data

The following table presents certain summary financial data relating to the U.S. Insurance Solutions segment for the years indicated:

	For the year ended December 31,			Increase (decrease)
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(in millions)
Operating revenues:
Premiums and other considerations	$2,045.9	$1,913.8	$1,816.5	$132.1	$97.3
Fees and other revenues (1)	652.6	613.1	583.1	39.5	30.0
Net investment income	742.1	735.7	706.8	6.4	28.9
Total operating revenues	3,440.6	3,262.6	3,106.4	178.0	156.2
Expenses:
Benefits, claims and settlement expenses (1)	1,964.1	1,842.9	1,836.2	121.2	6.7
Dividends to policyholders	163.2	176.2	187.5	(13.0)	(11.3)
Operating expenses (1)	883.8	899.4	792.1	(15.6)	107.3
Total expenses	3,011.1	2,918.5	2,815.8	92.6	102.7

Pre-tax operating earnings (1)	$429.5	$344.1	$290.6	$85.4	$53.5

(1)
For further details related to the impact associated with actuarial assumption updates and model refinements on results for 2015 and 2014, see “Transactions Affecting Comparability of Results of Operations - Actuarial Assumption Updates.”

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Pre-Tax Operating Earnings

Pre-tax operating earnings increased $44.2 million in our individual life insurance business primarily due to $28.7 million from improved mortality and a $4.6 million more favorable impact from unlocking associated with assumption updates and model refinements in 2015 than in 2014. Pre-tax operating earnings increased $41.2 million in our specialty benefits insurance business primarily due to $27.6 million more favorable claim experience, $14.4 million from growth, a $12.2 million favorable impact from assumption updates and model refinements and $10.8 million from the recovery of reinsurance premiums. These increases were partially offset $12.7 million by higher sales related expenses and staff related costs, including pension and OPEB.

Operating Revenues

Premium and fees increased $141.2 million in our specialty benefits insurance business primarily due to $129.5 million from growth in the business and $17.5 million from the recovery of reinsurance premiums, partially offset $5.8 million by an unfavorable impact from assumption updates and model refinements.

Total Expenses

Benefits, claims and settlement expenses increased $81.7 million in our individual life insurance business primarily due to an $88.1 million less favorable impact from unlocking associated with assumption updates and model refinements in 2015 than in 2014, which was partially offset $12.7 million by improved mortality. Benefits, claims and settlement expenses increased $39.5 million in our specialty benefits insurance business primarily due to $85.1 million from growth in the business, which was partially offset $27.6 million by more favorable claim experience and an $18.0 million favorable impact from assumption updates and model refinements.

Operating expenses decreased $75.9 million in our individual life insurance business primarily due to a $98.8 million more favorable impact from unlocking associated with assumption updates and model refinements in 2015 than in 2014, which was partially offset $10.9 million by higher expenses related to growth in the business. Operating expenses increased $60.3 million in our specialty benefits insurance business primarily due to $40.9 million from growth in the business, $12.7 million higher staff related costs, including pension and OPEB and $6.7 million from reimbursement of a reinsurance expense allowance.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Pre-Tax Operating Earnings

Pre-tax operating earnings increased $36.1 million in our individual life insurance business primarily due to $60.0 million favorable unlocking associated with actuarial model and assumption updates in 2014 and $11.5 million higher prepayment fees, partially offset $26.0 million by higher mortality. Pre-tax operating earnings increased $17.4 million in our specialty benefits insurance business primarily due to $11.5 million from growth in the business and $13.6 million due to lower frequency and severity of dental claims.

Operating Revenues

Premiums and fees increased $98.7 million in our specialty benefits insurance business primarily due to growth as a result of strong sales and retention, as well as improving employment and salary trends. Premiums and fees increased $28.6 million in our individual life insurance business primarily due to strong sales and retention.

Net investment income increased $16.0 million due to an increase in average invested assets and $12.9 million due to higher prepayment fees.

Total Expenses

Benefits, claims and settlement expenses increased $61.4 million in our specialty benefits insurance business primarily due to $64.6 million from growth in the business partially offset $13.6 million by lower frequency and severity of dental claims. Benefits, claims and settlement expenses decreased $54.7 million in our individual life insurance business primarily due to $131.6 million favorable unlocking associated with actuarial model and assumption updates in 2014, partially offset $44.4 million by higher mortality and $32.5 million by growth in the business.

Operating expenses increased $82.6 million in our individual life insurance business primarily due to DAC unlocking associated with actuarial model and assumption updates in 2014. Operating expenses increased $24.7 million in our specialty benefits insurance business primarily due to growth in the business.

Corporate Segment

Corporate Segment Summary Financial Data

The following table presents certain summary financial data relating to the Corporate segment for the years indicated:

	For the year ended December 31,			Increase (decrease)
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(in millions)
Operating revenues:
Total operating revenues	$(50.5)	$(40.3)	$(51.2)	$(10.2)	$10.9
Expenses:
Total expenses	134.7	117.2	140.8	17.5	(23.6)

Pre-tax operating earnings attributable to noncontrolling interest	7.1	17.5	1.1	(10.4)	16.4
Pre-tax operating losses	$(192.3)	$(175.0)	$(193.1)	$(17.3)	$18.1

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Pre-Tax Operating Losses

Pre-tax operating losses increased primarily due to higher interest expense associated with the debt issuances that occurred in the second quarter of 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Pre-Tax Operating Losses

Pre-tax operating losses decreased primarily due to $6.0 million lower interest expense on corporate debt and $5.2 million of lower litigation settlement expenses.